UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38917

CHINA INDEX HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated September 28, 2021
Exhibit 99.2	Settlement Deed dated June 25, 2021 among Safari Group CB Holdings Limited, Fang Holdings Limited and China Index Holdings Limited
Exhibit 99.3	Settlement Deed dated August 20, 2021 among IDG Ultimate Global Limited, Fang Holdings Limited and China Index Holdings Limited
Exhibit 99.4	Settlement Deed dated August 20, 2021 among Quartz Fortune Limited, Fang Holdings Limited and China Index Holdings Limited
Exhibit 99.5	Settlement Deed dated August 20, 2021 among Velda Power Limited, Fang Holdings Limited and China Index Holdings Limited
Exhibit 99.6	Settlement Deed dated September 22, 2021 among Fountain II Limited, Fang Holdings Limited and China Index Holdings Limited
Exhibit 99.7	Supplemental Agreement dated September 24, 2021 between Fang Holdings Limited and China Index Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA INDEX HOLDINGS LIMITED

Date: September 28, 2021	By:	/s/ Yu Huang
Name:	Yu Huang
Title:	Chief Executive Officer and President

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